SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                                 CNB CORPORATION
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)


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                                 (CUSIP Number)

       Willis J. Duncan, 1400 Third Avenue, Conway, South Carolina 29526
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 24, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.                                                      PAGE  2  OF  4

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         WILLIS J. DUNCAN
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                    (b) [ ]

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*

         PF
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

         22,653
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8.   SHARED VOTING POWER

         10,517
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9.   SOLE DISPOSITIVE POWER

     22,653
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10.  SHARED DISPOSITIVE POWER

         10,517
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         33,170
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12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6%
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14.  TYPE OF REPORTING PERSON*

         IN
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


Schedule 13D                                                   Page 3 of 4 Pages

Item 1. Security and Issuer

     Common stock of CNB Corporation, 1400 Third Avenue, Conway, South Carolina 29526 (the "Issuer").


Item 2. Identity and Background

     Willis J. Duncan is a natural person whose business address is 1400 Third Avenue, Conway, South Carolina 29526. Mr. Duncan is Chairman of the Board of CNB Corporation. Mr. Duncan has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mr. Duncan is a citizen of the State of South Carolina and the United States of America.


Item 3. Source and Amount of Funds or Other Consideration

     Mr. Duncan acquired the substantial portion of his shares by inheritance, and has held most of such shares since prior to 1985. Mr. Duncan has from time to time purchased small numbers of shares, but has not made any purchases in 1998. All purchases were funded with personal funds.


Item 4. Purpose of Transaction

     Mr. Duncan has acquired the securities of the Issuer for investment purposes. Mr. Duncan has no present plans or proposals that may result in any of the events listed in subparagraphs (a) through (j) of Item 4. Mr. Duncan may, however, in the future, acquire or dispose of securities of the Issuer.


Item 5. Interest in Securities of the Issuer

     Mr. Duncan is the beneficial owner pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated pursuant thereto, of 33,170 shares or 5.6% of the Issuer's outstanding common stock. Mr. Duncan has sole voting and disposition power with respect to 22,653 of the shares, and shares voting and disposition power with respect to 10,517 of the shares with his wife, Harriette B. Duncan. Mrs. Duncan's address is 1207 Fifth Avenue, Conway, South Carolina 29526. Mrs. Duncan is a homemaker. Mrs. Duncan has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mrs. Duncan is a citizen of the State of South Carolina and the United States of America.

     Mr. Duncan has not effected any transactions with respect to the Issuer's common stock in the past 60 days.

     No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     No disclosure is required pursuant to Item 6.

Schedule 13D                                                   Page 4 of 4 Pages


Item 7. Material to be Filed as Exhibits

     None.

Schedule 13D                                                   Page 5 of 4 Pages
Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

                                             s/Willis J. Duncan
July 14, 1998                               -----------------------------------
                                             Willis J. Duncan